UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

CORVUS GOLD INC.
(Name of Issuer)

Common Shares
(Title of Class of Securities)

221013105
(CUSIP Number)

Kandimathie Christine Ramon
AngloGold Ashanti Limited
76 Rahima Moosa Street, Newtown, Johannesburg, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
+27 (0)11 637-6019

With a copy to:

George A. Stephanakis, Esq.
Cravath, Swaine & Moore LLP
CityPoint
One Ropemaker Street
London EC2Y 9HR
United Kingdom
+44 (0)20 7453 1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 13, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 221013105

1	NAMES OF REPORTING PERSONS
AngloGold Ashanti Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC, OO (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
South Africa

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
24,774,949 (See Item 5)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
24,774,949 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
24,774,949 (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
19.5%(1) (See Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
HC, CO

(1)          Percentage ownership is based on an aggregate number of 126,811,970 common shares of the Issuer outstanding as of April 7, 2021, as disclosed by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended February 28, 2021, filed with the Securities and Exchange Commission (the “SEC”) on April 8, 2021.

CUSIP No. 221013105

1	NAMES OF REPORTING PERSONS
AngloGold Ashanti (U.S.A.) Exploration Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC, OO (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
24,774,949 (See Item 5)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
24,774,949 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
24,774,949 (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
19.5%(1) (See Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1)          Percentage ownership is based on an aggregate number of 126,811,970 common shares of the Issuer outstanding as of April 7, 2021, as disclosed by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended February 28, 2021, filed with the SEC on April 8, 2021.

This Statement on Schedule 13D is filed with respect to 24,774,949 common shares, no par value, of Corvus Gold Inc. (the “Issuer”), held by AngloGold Ashanti (U.S.A.) Exploration Inc. (“AGA (U.S.A.) Exploration”). AGA (U.S.A.) Exploration is a wholly owned subsidiary of AngloGold Ashanti North America Inc. (“AGA North America”), which is a wholly owned subsidiary of AngloGold Ashanti USA Incorporated, which is a wholly owned subsidiary of AngloGold Ashanti Limited (“AGA”). AGA and the aforementioned wholly owned subsidiaries of AGA are collectively referred to herein as the “AGA Entities”. AGA and all of its subsidiaries are collectively referred to herein as the “AGA Group”.

All references herein to “$” and “US$” are to U.S. dollars and all references to “C$” are to Canadian dollars.

ITEM 1. SECURITY AND ISSUER

The class of equity securities to which this statement relates is the common shares, no par value, of the Issuer (the “Corvus Shares”). The name of the Issuer is Corvus Gold Inc. and the principal executive office of the Issuer is located at Suite 1750 - 700 West Pender Street, Vancouver, British Columbia, Canada V6C 1G8.

ITEM 2. IDENTITY AND BACKGROUND

(a) - (c) This statement is being filed jointly by AGA (U.S.A.) Exploration and AGA (together, the “Reporting Persons”). An agreement among the Reporting Persons that this Statement on Schedule 13D be filed on behalf of each of them is attached hereto as Exhibit 99.1.

The name, state or other place of organization and address of the principal office of each of the Reporting Persons and the other AGA Entities are set forth on Schedule A attached hereto and are incorporated herein by reference. The AGA Entities operate an independent, global gold mining business with a diverse portfolio of operations, projects and exploration activities across nine countries on four continents.

The name, citizenship, business address, present principal occupation or employment, and the name, business address and principal business of any corporation or other organization in which such employment is conducted, of each director and executive officer of the AGA Entities (collectively referred to herein as the “AGA Directors and Officers”) are set forth on Schedule B attached hereto and incorporated herein by reference.

(d) During the last five years, none of the AGA Entities nor, to the knowledge of the Reporting Persons, any of the AGA Directors and Officers, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the AGA Entities nor, to the knowledge of the Reporting Persons, any of the AGA Directors and Officers, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On August 26, 2010, AGA (U.S.A.) Exploration acquired a significant equity stake in the Issuer when it was spun out from International Tower Hill Mines Ltd., in which AGA (U.S.A.) Exploration was at the time a significant shareholder. Since the registration of the Corvus Shares pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) on May 29, 2015, AGA (U.S.A.) Exploration has participated in a series of equity financings of the Issuer as described below.

On March 11, 2016, AGA (U.S.A.) Exploration subscribed for and purchased 2,500,000 Corvus Shares at a price of C$0.70 per Corvus Share, for an aggregate purchase price of approximately C$1.8 million, pursuant to a subscription agreement dated as of such date between the Issuer and AGA (U.S.A.) Exploration (the “First Subscription Agreement”).

On December 7, 2017, AGA (U.S.A.) Exploration subscribed for and purchased 1,574,803 Corvus Shares at a price of C$1.27 per Corvus Share, for an aggregate purchase price of approximately C$2.0 million, pursuant to a subscription agreement dated as of such date between the Issuer and AGA (U.S.A.) Exploration (the “Second Subscription Agreement”).

On June 5, 2018, AGA (U.S.A.) Exploration subscribed for and purchased 1,730,770 Corvus Shares at a price of C$2.60 per Corvus Share, for an aggregate purchase price of approximately C$4.5 million, pursuant to a subscription agreement dated as of such date between the Issuer and AGA (U.S.A.) Exploration (the “Third Subscription Agreement”).

On June 29, 2018, Coeur Mining Inc. sold and AGA (U.S.A.) Exploration acquired 682,000 Corvus Shares at an aggregate purchase price of approximately C$1.6 million (approximately C$2.37 per Corvus Share), pursuant to a purchase and sale agreement dated as of such date between Coeur Mining Inc. and AGA (U.S.A.) Exploration (the “2018 Purchase and Sale Agreement”).

On December 20, 2018, AGA (U.S.A.) Exploration subscribed for and purchased 800,000 Corvus Shares at a price of C$2.60 per Corvus Share, for an aggregate purchase price of approximately C$2.1 million, pursuant to a subscription agreement dated as of such date between the Issuer and AGA (U.S.A.) Exploration (the “Fourth Subscription Agreement”).

On August 19, 2019, AGA (U.S.A.) Exploration subscribed for and purchased 500,000 Corvus Shares at a price of C$2.60 per Corvus Share, for an aggregate purchase price of approximately C$1.3 million, pursuant to a subscription agreement dated as of such date between the Issuer and AGA (U.S.A.) Exploration (the “Fifth Subscription Agreement” and together with the First Subscription Agreement, the Second Subscription Agreement, the Third Subscription Agreement, the 2018 Purchase and Sale Agreement and the Fourth Subscription Agreement, the “Purchase Agreements”).

On October 7, 2019, AGA (U.S.A.) Exploration purchased 2,288,500 Corvus Shares, in connection with the Issuer’s public offering of 10,000,000 Corvus Shares pursuant to a prospectus supplement dated October 3, 2019 filed with the SEC, at a price of C$2.00 per Corvus Share, for an aggregate purchase price of approximately C$4.6 million.

All purchases described above were for cash and the source of funds for such purchases was working capital of the AGA Group. No part of such funds was borrowed from third parties.

ITEM 4. PURPOSE OF TRANSACTION

On August 26, 2010, AGA (U.S.A.) Exploration acquired a significant equity stake in the Issuer when it was spun out from International Tower Hill Mines Ltd., in which AGA (U.S.A.) Exploration was at the time a significant shareholder. On August 30, 2010, the Corvus Shares were listed on the Toronto Stock Exchange. On May 29, 2015, the Issuer registered its common shares pursuant to Section 12(g) of the Exchange Act, at which time the Reporting Persons beneficially owned 14,698,876 Corvus Shares representing 18.3% of the Issuer’s outstanding share capital. Since May 2015, AGA (U.S.A.) Exploration has participated in a series of equity financings of the Issuer as further described in Item 3. On August 10, 2020, the Corvus Shares were registered pursuant to Section 12(b) of the Exchange Act and listed on The Nasdaq Stock Market (“Nasdaq”). As of the date hereof, the Reporting Persons beneficially own 24,774,949 Corvus Shares representing 19.5% of the Issuer’s outstanding share capital.

On December 4, 2017, AGA (U.S.A.) Exploration entered into a confidentiality agreement (the “Confidentiality Agreement”) with Corvus Gold Nevada Inc. (“Corvus Nevada”) with an initial one-year term in order to have access to and review confidential and proprietary information in relation to Corvus Nevada and its affiliates as well as the North Bullfrog, Mother Lode and other exploration assets owned by the Issuer and its subsidiaries (the “Corvus Group”) located in southern Nevada’s Beatty District, as described in greater detail in Item 6. The term of the Confidentiality Agreement has been extended on an annual basis by the parties following the expiry of its initial term. Under the Confidentiality Agreement, the AGA Group may not, among other things, increase its equity stake in the Issuer beyond 20% of the Issuer’s outstanding share capital, acquire any assets of the Corvus Group or engage in any extraordinary transaction in respect of the Corvus Group or its securities or assets, without the consent of the Board of Directors of Corvus Nevada.

On May 4, 2021, AGA North America entered into a US$20.0 million unsecured loan and guaranty agreement (the “Loan Agreement”) with certain members of the Corvus Group to fund the ongoing permitting and pre-development work at the Corvus Group’s North Bullfrog project as well as ongoing exploration at its Mother Lode and Lynnda Strip projects, as further described in Item 6. The Loan Agreement provides for certain exclusivity arrangements in favor of AGA North America for a period of 90 days, which can be extended to 120 days under certain circumstances. Following the signing of the Loan Agreement, the AGA Group commenced a due diligence review of the Corvus Group and its assets and liabilities.

On July 13, 2021, AGA submitted a non-binding proposal (the “Proposal Letter”) to the Board of Directors of the Issuer proposing a transaction whereby AngloGold Ashanti Holdings plc (“AGAH”) would acquire all of the issued and outstanding Corvus Shares (other than the Corvus Shares currently beneficially owned by the AGA Group) in exchange for consideration of C$4.00 per Corvus Share payable in cash (the “Proposed Transaction”). As described in the Proposal Letter, the Proposed Transaction is subject to a number of conditions, including, among other matters, the satisfactory completion of confirmatory due diligence, the negotiation and execution of mutually acceptable definitive transaction documents, and the formal approval of the Proposed Transaction by the Boards of Directors of AGA, AGAH and the Issuer. No assurances can be given that a definitive agreement with respect to the Proposed Transaction will be entered into, as to the final terms of any agreed transaction or that a transaction will be consummated.

On July 13, 2021, AGA also issued a press release (the “Press Release”) in connection with the Proposal Letter.

The Proposed Transaction could result in one or more of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D, including a plan of arrangement or other extraordinary transaction involving the Issuer, the delisting of the Issuer’s securities from Nasdaq, and a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act. One or more members of the AGA Group are expected to take actions in furtherance of the proposal contained in the Proposal Letter or any amendment thereof.

The AGA Group may (subject to compliance with the Confidentiality Agreement) at any time, or from time to time, acquire additional Corvus Shares or dispose of their Corvus Shares; propose, pursue, or choose not to pursue the Proposed Transaction; change the terms of the Proposed Transaction, including the price, form of consideration, conditions, or scope of the transaction; take any action in or out of the ordinary course of business to facilitate or increase the likelihood of consummation of the Proposed Transaction; otherwise seek control or seek to influence the management and policies of the Issuer; or change their intentions with respect to any such matters.

While the proposal contained in the Proposal Letter remains under consideration or negotiation by the Issuer and its Board of Directors, the AGA Group may respond to inquiries from, and negotiate the terms of the Proposed Transaction with, the Issuer and its Board of Directors or their respective representatives or other shareholders of the Issuer. These negotiations may include changes to the terms of the Proposed Transaction. The AGA Group does not intend to update disclosures in this Statement on Schedule 13D regarding the Proposed Transaction until a definitive agreement has been reached, or unless disclosure is otherwise required under applicable U.S., Canadian or South African securities laws.

The Proposal Letter provides that it is not an offer and is not intended to bind the parties or create any legally binding obligations on any party and that no binding agreement will exist unless and until such time as due diligence has been completed, relevant approvals from the Boards of Directors of AGA, AGAH and the Issuer have been obtained and mutually acceptable definitive transaction documentation has been executed and delivered. No binding obligation on the part of the Reporting Persons or any of their respective affiliates with respect to the Proposed Transaction will arise by reason of the filing of this Statement on Schedule 13D.

Other than as described above and in the Proposal Letter, none of the Reporting Persons has any plans or proposals of the type referred to in clauses (a) through (j) of Item 4 of Schedule 13D, although they and their affiliates reserve the right to formulate such plans or proposals in the future. If the Proposed Transaction is not consummated, AGA and its affiliates will continue to regularly review and assess their investment in the Issuer and depending on market conditions and other factors may determine, from time to time, to engage in any of the events set forth in clauses (a) through (j) of Item 4 of Schedule 13D.

The foregoing descriptions of the Confidentiality Agreement (and any amendments thereto), the Loan Agreement, the Proposal Letter and the Press Release do not purport to be complete and are qualified in their entirety by the full terms and conditions of the Confidentiality Agreement (and any amendments thereto), the Loan Agreement, the Proposal Letter and the Press Release, as applicable, which are filed herewith as Exhibits 99.2 to 99.5, Exhibit 99.12, Exhibit 99.13 and Exhibit 99.14, respectively, and are incorporated herein by reference.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a)
See items 7 through 13 on the cover pages to this Statement on Schedule 13D. AGA (U.S.A.) Exploration is a wholly owned subsidiary of AGA North America, which is a wholly owned subsidiary of AngloGold Ashanti USA Incorporated, which is a wholly owned subsidiary of AGA. AGA may be considered to be a beneficial owner of the Corvus Shares by virtue of its indirect ownership of all of the equity and voting power of AGA (U.S.A.) Exploration. The Corvus Shares comprise approximately 19.5% of the outstanding common shares of the Issuer (based on an aggregate number of 126,811,970 common shares of the Issuer outstanding as of April 7, 2021, as disclosed by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended February 28, 2021, filed with the SEC on April 8, 2021).

(b)
See items 7 through 13 on the cover pages to this Statement on Schedule 13D. AGA (U.S.A.) Exploration has power both to dispose of and exercise the voting rights attributable to the Corvus Shares. AGA may be deemed to control AGA (U.S.A.) Exploration and therefore share voting power and investment power with respect to the Corvus Shares. See Item 2 of this Statement on Schedule 13D for information on the AGA Entities.

(c)	None of the Reporting Persons has effected any transaction in Corvus Shares during the last 60 days.

(d)
No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Corvus Shares beneficially owned by the Reporting Persons.

(e)	Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

AGA (U.S.A.) Exploration and Corvus Nevada are parties to the Confidentiality Agreement. Pursuant to, and on the terms and conditions of, the Confidentiality Agreement AGA (U.S.A.) Exploration has access to and may review confidential and proprietary information in relation to Corvus Nevada and its affiliates as well as the Corvus Group’s North Bullfrog, Mother Lode and other exploration assets located in southern Nevada’s Beatty District and such information may only be used for the purpose of assessing the desirability of a possible transaction with the Corvus Group in respect of some or all of its assets or securities and for no other purpose or in any way that is detrimental to the Corvus Group or its assets. The Confidentiality Agreement also contains a standstill provision pursuant to which, the AGA Group may not, among other things, increase its equity stake in the Issuer beyond 20% of the Issuer’s outstanding share capital, acquire any assets of the Corvus Group or engage in any extraordinary transaction in respect of the Corvus Group or its securities or assets, without the consent of the Board of Directors of Corvus Nevada. The Confidentiality Agreement had an initial one-year term and has been amended and extended by agreements dated as of December 4, 2018, December 4, 2019 and December 1, 2020. Without further extension, the Confidentiality Agreement will terminate on December 1, 2021, unless terminated earlier.

The Issuer and AGA (U.S.A.) Exploration are parties to the First Subscription Agreement dated as of March 11, 2016, pursuant to which AGA (U.S.A.) Exploration subscribed for and purchased 2,500,000 Corvus Shares at a price of C$0.70 per Corvus Share, for an aggregate purchase price of approximately C$1.8 million.

The Issuer and AGA (U.S.A.) Exploration are parties to the Second Subscription Agreement dated as of December 7, 2017, pursuant to which AGA (U.S.A.) Exploration subscribed for and purchased 1,574,803 Corvus Shares at a price of C$1.27 per Corvus Share, for an aggregate purchase price of approximately C$2.0 million.

The Issuer and AGA (U.S.A.) Exploration are parties to the Third Subscription Agreement dated as of June 5, 2018, pursuant to which AGA (U.S.A.) Exploration subscribed for and purchased 1,730,770 Corvus Shares at a price of C$2.60 per Corvus Share, for an aggregate purchase price of approximately C$4.5 million.

AGA (U.S.A.) Exploration and Coeur Mining Inc. are parties to the 2018 Purchase and Sale Agreement, dated as of June 29, 2018, pursuant to which Coeur Mining Inc. sold and AGA (U.S.A.) Exploration acquired 682,000 Corvus Shares at an aggregate purchase price of approximately C$1.6 million (approximately C$2.37 per Corvus Share).

The Issuer and AGA (U.S.A.) Exploration are parties to the Fourth Subscription Agreement dated as of December 20, 2018, pursuant to which AGA (U.S.A.) Exploration subscribed for and purchased 800,000 Corvus Shares at a price of C$2.60 per Corvus Share, for an aggregate purchase price of approximately C$2.1 million.

The Issuer and AGA (U.S.A.) Exploration are parties to the Fifth Subscription Agreement dated as of August 19, 2019, pursuant to which AGA (U.S.A.) Exploration subscribed for and purchased 500,000 Corvus Shares at a price of C$2.60 per Corvus Share, for an aggregate purchase price of approximately C$1.3 million.

AGA North America and the Issuer, inter alios, are parties to the Loan Agreement. Pursuant to, and on the terms and conditions of, the Loan Agreement:

●
AGA North America will lend up to US$20.0 million to Corvus Gold (USA) Inc. (“Corvus USA”), with the obligations of Corvus USA under the Loan Agreement guaranteed by the Issuer, in the form of an initial loan amount of US$5.0 million with the remaining amount to be funded upon receipt of subsequent draw requests made by Corvus USA, in its sole discretion, at any time prior to the loan repayment date in amounts less than or equal to US$5.0 million;

●
AGA North America funded to Corvus USA (i) an initial loan amount of US$5.0 million upon execution of the Loan Agreement, and (ii) an additional US$5.0 million of the loan amount following receipt of a subsequent draw request dated June 22, 2021;

●
the loan will bear interest at the rate of 1.10725% based on a year consisting of 365 days (or 366 days in the event of a leap year), with interest computed daily based on the actual number of days elapsed with interest beginning to accrue 180 days after the execution date of the Loan Agreement;

●	a minimum of 70% of the funds loaned must be spent on costs directly associated with permitting, constructing or operating the North Bullfrog, Mother Lode or Lynnda Strip projects;

●
the loan is subject to repayment: (A) upon the earliest to occur of (i) the date that is one year after the execution date of the Loan Agreement, (ii) the receipt of all material federal, state and local permits and approvals required for the construction of any of the North Bullfrog, Mother Lode or Lynnda Strip projects, (iii) the sale or other transfer of those projects or certain mining assets and (iv) any change of control, in each case, in the circumstances described in the Loan Agreement, and (B) upon notice following any event of default under the Loan Agreement; and

●
certain exclusivity arrangements are in place in favor of AGA North America for a period of 90 days from the execution date of the Loan Agreement, which can be extended to 120 days under certain circumstances.

The foregoing descriptions are summaries of the material terms of the Confidentiality Agreement (and any amendments thereto), the Purchase Agreements and the Loan Agreement. As a result, such descriptions do not purport to be complete and are qualified in their entirety by the full terms and conditions of the Confidentiality Agreement (and any amendments thereto), the Purchase Agreements and the Loan Agreement, as applicable, which are filed herewith as Exhibits 99.2 to 99.5, Exhibits 99.6 to 99.11 and Exhibit 99.12, respectively, and are incorporated herein by reference.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit 99.1	Joint Filing Agreement dated as of July 13, 2021, between the Reporting Persons (filed herewith).

Exhibit 99.2	Confidentiality Agreement, dated as of December 4, 2017, between AGA (U.S.A.) Exploration and the Issuer (filed herewith).

Exhibit 99.3	Confidentiality Agreement Amendment, dated as of December 4, 2018, between AGA (U.S.A.) Exploration and the Issuer (filed herewith).

Exhibit 99.4	Confidentiality Agreement Amendment, dated as of December 4, 2019, between AGA (U.S.A.) Exploration and the Issuer (filed herewith).

Exhibit 99.5	Confidentiality Agreement Amendment, dated as of December 1, 2020, between AGA (U.S.A.) Exploration and the Issuer (filed herewith).

Exhibit 99.6	Subscription Agreement, dated as of March 11, 2016, between AGA (U.S.A.) Exploration and the Issuer (filed herewith).

Exhibit 99.7	Subscription Agreement, dated as of December 7, 2017, between AGA (U.S.A.) Exploration and the Issuer (filed herewith).

Exhibit 99.8	Subscription Agreement, dated as of June 5, 2018, between AGA (U.S.A.) Exploration and the Issuer (filed herewith).

Exhibit 99.9	Purchase and Sale Agreement, dated as of June 29, 2018, between Coeur Mining Inc. and AGA (U.S.A.) Exploration (filed herewith).

Exhibit 99.10	Subscription Agreement, dated as of December 20, 2018, between AGA (U.S.A.) Exploration and the Issuer (filed herewith).

Exhibit 99.11	Subscription Agreement, dated as of August 19, 2019, between AGA (U.S.A.) Exploration and the Issuer (filed herewith).

Exhibit 99.12	Unsecured Loan and Guaranty Agreement dated as of May 4, 2021, among, inter alios, AGA North America, Corvus USA and the Issuer (filed herewith).

Exhibit 99.13	Proposal Letter, dated as of July 13, 2021, from AGA and AGAH (filed herewith).

Exhibit 99.14	Press Release, dated as of July 13, 2021 (filed herewith).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: July 13, 2021

AngloGold Ashanti Limited

By:	/s/ Kandimathie Christine Ramon
	Name:	Kandimathie Christine Ramon
	Title:	Interim Chief Executive Officer & Executive Director

AngloGold Ashanti (U.S.A.) Exploration Inc.

By:	/s/ Timothy Thompson
	Name:	Timothy Thompson
	Title:	Director & President

SCHEDULE A
AGA ENTITIES

AGA Entity	Name, state or other place of organization	Address of the principal office

AngloGold Ashanti Limited	South Africa	76 Rahima Moosa Street, Newtown, Johannesburg, 2001, South Africa

AngloGold Ashanti USA Incorporated	Delaware	4601 DTC Boulevard, Suite 550, Denver, CO 80237

AngloGold Ashanti North America Inc.	Colorado	4601 DTC Boulevard, Suite 550, Denver, CO 80237

AngloGold Ashanti (U.S.A.) Exploration Inc.	Delaware	4601 DTC Boulevard, Suite 550, Denver, CO 80237

SCHEDULE B
AGA DIRECTORS AND OFFICERS

The name, country of citizenship and current principal occupation or employment of each of the AGA Directors and Officers are set forth below. Unless otherwise indicated in the tables below each occupation set forth opposite an individual’s name refers to a position with an AGA Entity.

AngloGold Ashanti Limited

Name (and business address where not 76 Rahima Moosa Street, Newtown, Johannesburg, 2001, South Africa)	Country of Citizenship	Current Principal Occupation or Employment (and business address and principal business of any corporation or other organization other than an AGA Entity)
Kandimathie Christine Ramon	South Africa	Executive Director & Interim Chief Executive Officer
Alberto Calderon	Colombia	Incoming Chief Executive Officer (effective September 1, 2021)
Albert Garner	U.S.A.	Independent Non-Executive Director of AGA and Managing Director and Vice Chair of Investment Banking of Lazard Ltd. whose principal business address is at 30 Rockefeller Plaza, New York, NY 10112
Rhidwaan Gasant	South Africa	Independent Non-Executive Director
Nelisiwe Magubane	South Africa	Independent Non-Executive Director
Maria Ramos	South Africa	Independent Non-Executive Director
Maria Richter	Panama, U.S.A.	Independent Non-Executive Director
Alan Ferguson	United Kingdom	Independent Non-Executive Director
Jochen Tilk	Canada	Independent Non-Executive Director
Kojo Busia	Ghana	Independent Non-Executive Director
Lizelle Marwick	South Africa	Executive Vice President: General Counsel
Graham Ehm	Australia	Executive Vice President: Group Planning & Technical
Ludwig Eybers	South Africa	Chief Operating Officer: International
Sicelo Ntuli	South Africa	Chief Operating Officer: Africa Region
Stewart Bailey	South Africa, United Kingdom	Executive Vice President: Corporate Affairs
Ian Kramer	South Africa	Interim Chief Financial Officer

AngloGold Ashanti USA Incorporated

Name (and business address where not 4601 DTC Boulevard, Suite 550, Denver, CO 80237)	Country of Citizenship	Current Principal Occupation or Employment (and business address and principal business of any corporation or other organization other than an AGA Entity)
Timothy Thompson	U.S.A.	Director & President
Marcelo Ortiz de Zarate	U.S.A.	Director & Vice President
Wayne Chancellor	U.S.A.	Vice President & Secretary
Katie Burritt	U.S.A.	Treasurer

AngloGold Ashanti North America Inc.

Name (and business address where not 4601 DTC Boulevard, Suite 550, Denver, CO 80237)	Country of Citizenship	Current Principal Occupation or Employment (and business address and principal business of any corporation or other organization other than an AGA Entity)
Ludwig Eybers	South Africa	Director (& Chief Operating Officer: International of AngloGold Ashanti Limited)
Timothy Thompson	U.S.A.	Director & President
Marcelo Ortiz de Zarate	U.S.A.	Director & Vice President
Wayne Chancellor	U.S.A.	Vice President & Secretary
Katie Burritt	U.S.A.	Treasurer

AngloGold Ashanti (U.S.A.) Exploration Inc.

Name (and business address where not 4601 DTC Boulevard, Suite 550, Denver, CO 80237)	Country of Citizenship	Current Principal Occupation or Employment (and business address and principal business of any corporation or other organization other than an AGA Entity)
Michael Birkhead	U.S.A.	Director (& Senior Vice President: Business Improvement and ICE of AngloGold Ashanti Limited)
Timothy Thompson	U.S.A.	Director & President
Marcelo Ortiz de Zarate	U.S.A.	Director & Vice President
Wayne Chancellor	U.S.A.	Vice President & Secretary
Katie Burritt	U.S.A.	Treasurer